UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 17, 2025

AMCOR PLC

(Exact name of registrant as specified in its charter)

Jersey	001-38932	98-1455367
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

83 Tower Road North
Warmley, Bristol
United Kingdom	BS30 8XP
(Address of principal executive offices)	(Zip Code)

+44 117 9753200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.01 per share	AMCR	The New York Stock Exchange
1.125% Guaranteed Senior Notes Due 2027	AUKF/27	The New York Stock Exchange
5.450% Guaranteed Senior Notes Due 2029	AMCR/29	The New York Stock Exchange
3.950% Guaranteed Senior Notes Due 2032	AMCR/32	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Guaranteed Senior Notes Offering

On March 17, 2025 (the “Closing Date”), Amcor Flexibles North America, Inc. (“AFNA”), a wholly-owned subsidiary of Amcor plc (“Amcor”), completed a sale of $2.2 billion aggregate principal amount of guaranteed senior notes, consisting of (i) $725,000,000 aggregate principal amount of 4.800% Guaranteed Senior Notes due 2028 (the “2028 Notes”), (ii) $725,000,000 aggregate principal amount of 5.100% Guaranteed Senior Notes due 2030 (the “2030 Notes”) and (iii) $750,000,000 aggregate principal amount of 5.500% Guaranteed Senior Notes due 2035 (the “2035 Notes” and collectively with the 2028 Notes and the 2030 Notes, the “Notes”). The offering of the Notes (the “Offering”) was made pursuant to a confidential offering memorandum, dated March 12, 2025.

The Notes are senior unsecured obligations of AFNA and are unconditionally guaranteed (such guarantees, the “Guarantees” and, together with the Notes, the “Securities”) on a senior unsecured basis by Amcor and certain of its subsidiaries that guarantee existing notes issued by AFNA. The Securities were issued pursuant to an indenture (the “Indenture”), dated as of March 17, 2025, among AFNA, the guarantors party thereto (the “Guarantors”), and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), together with certain officer’s certificates, each dated March 17, 2025 (the “Officer’s Certificates”), delivered pursuant to the Indenture establishing the terms of the Notes.

The 2028 Notes will bear interest at a rate of 4.800% per annum. AFNA will pay interest on the 2028 Notes on March 17 and September 17 of each year, commencing on September 17, 2025. The 2028 Notes will mature on March 17, 2028.

The 2030 Notes will bear interest at a rate of 5.100% per annum. AFNA will pay interest on the 2030 Notes on March 17 and September 17 of each year, commencing on September 17, 2025. The 2030 Notes will mature on March 17, 2030.

The 2035 Notes will bear interest at a rate of 5.500% per annum. AFNA will pay interest on the 2035 Notes on March 17 and September 17 of each year, commencing on September 17, 2025. The 2035 Notes will mature on March 17, 2035.

The Offering was conducted in connection with Amcor’s previously announced merger (the “Merger”) with Berry Global Group, Inc. (“Berry”) pursuant to the Agreement and Plan of Merger, dated as of November 19, 2024 (the “Merger Agreement”), by and among Amcor, Aurora Spirit, Inc., a wholly-owned subsidiary of Amcor, and Berry. Amcor intends to use the net proceeds from the offering to repay certain existing indebtedness of Berry in connection with the consummation of the Merger. If (i) the consummation of the Merger does not occur on or before the date that is five business days after November 19, 2025 (or such later date to which the “Outside Date” under the Merger Agreement may be extended) (the “Outside Date”), (ii) prior to the Outside Date, the Merger Agreement is terminated or (iii) AFNA otherwise notifies the Trustee in writing that Amcor will not pursue the consummation of the Merger, AFNA will be required to redeem all of the Notes, other than the 2028 Notes, at a redemption price equal to 101% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the applicable special mandatory redemption date.

Following the closing of the Offering, the commitments under the unsecured 364-day bridge loan facility (the “Bridge Facility”) entered into on November 19, 2024, by AFNA, as borrower, with Goldman Sachs Bank USA, UBS AG, Stamford Branch and UBS Securities LLC (collectively, the “Bridge Lenders”) in connection with the Merger, as voluntarily reduced by AFNA on February 13, 2024, were further reduced as a result of AFNA receiving net cash proceeds from the issuance and sale of the Notes. On March 17, 2025, AFNA voluntarily terminated the remaining commitments of the Bridge Lenders under the Bridge Facility.

The foregoing summary of the Indenture, the Officer’s Certificates and the forms of the Notes does not purport to be complete and is qualified in its entirety by reference to the texts of such documents, which are filed as Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6 and 4.7 respectively, to this Current Report on Form 8-K and incorporated by reference herein.

Registration Rights Agreement

On March 17, 2025, in connection with the completion of the Offering, AFNA, the Guarantors and Goldman Sachs & Co. LLC and UBS Securities LLC, as representatives of the initial purchasers of the Notes, entered into a registration rights agreement with respect to the Notes (the “Registration Rights Agreement”). The Registration Rights Agreement provides that AFNA and the Guarantors will, to the extent not prohibited by any applicable law or applicable interpretations of the staff of the Securities Exchange Commission (the “SEC”), use their commercially reasonable efforts, to (i) file, no later than 270 days after the Closing Date, a registration statement (the “exchange offer registration statement”) with the SEC, with respect to an offer (such offer, the “Registered Exchange Offer”) to exchange each series of Notes for an equivalent principal amount of a new notes (the “Registered Exchange Notes”) guaranteed by the same guarantors as the corresponding series of Notes and having substantially identical terms in all material respects to such Notes, except that the Registered Exchange Notes will not be subject to transfer restrictions or entitled to the payment of additional interest (as described below) and will not be entitled to any rights under the Registration Rights Agreement, and except for, if applicable, the first interest payment date and the date from which interest will accrue, (ii) cause the exchange offer registration statement to be declared effective within 365 days of the Closing Date, and (iii) complete such Registered Exchange Offer by the date which is 400 days after the Closing Date (such date, the “Target Registration Date”).

Under the Registration Rights Agreement, AFNA and the Guarantors have also agreed to use commercially reasonable efforts to make available an effective shelf registration statement for resales of the outstanding Notes other than Notes that have been exchanged or disposed of pursuant to a registration statement under certain circumstances, including if SEC interpretations do not permit AFNA and the Guarantors to effect the Registered Exchange Offer or if the Registered Exchange Offer is not completed by the Target Registration Date.

The interest rate on the Notes will increase if AFNA and the Guarantors do not comply with their obligations under the Registration Rights Agreement.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the texts of the Registration Rights Agreement, which is filed as Exhibit 4.8 to this Current Report on Form 8-K and incorporated by reference herein.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

The information provided under Item 1.01 in this Current Report on Form 8-K regarding the Indenture, the Officer’s Certificates and the Notes is incorporated by reference into this Item 2.03.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description of Exhibits
4.1*	Indenture, dated as of March 17, 2025, among Amcor Flexibles North America, Inc., Amcor plc, Amcor Finance (USA), Inc., Amcor UK Finance plc, Amcor Pty Ltd and Amcor Group Finance plc and Deutsche Bank Trust Company Americas, as trustee (including the guarantees).

4.2	Officer’s Certificate of Amcor Flexibles North America, Inc, dated March 17, 2025.

4.3	Officer’s Certificate of Amcor Flexibles North America, Inc, dated March 17, 2025.

4.4	Officer’s Certificate of Amcor Flexibles North America, Inc, dated March 17, 2025.

4.5	Form of 4.800% Guaranteed Senior Note due 2028.

4.6	Form of 5.100% Guaranteed Senior Note due 2030.

4.7	Form of 5.500% Guaranteed Senior Note due 2035.

4.8	Registration Rights Agreement, dated as of March 17, 2025, by and among Amcor Flexibles North America, Inc., Amcor plc, Amcor Finance (USA), Inc., Amcor UK Finance plc, Amcor Pty Ltd and Amcor Group Finance plc and Goldman Sachs & Co. LLC and UBS Securities LLC, as representatives of the initial purchasers of the 4.800% Guaranteed Senior Notes due 2028, the 5.100% Guaranteed Senior Notes due 2030 and the 5.500% Guaranteed Senior Notes due 2035.

104	Cover Page Interactive Data File. The cover page XBRL tags are embedded within the inline XBRL document.

* Certain provisions of this Exhibit have been redacted pursuant to Item 601(a)(6) of Regulation S-K. Amcor agrees to furnish supplementally to the SEC or its staff an unredacted copy of this Exhibit upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2025

AMCOR PLC

/s/ Damien Clayton
Name: Damien Clayton
Title: Company Secretary

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